JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
             10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russia

                   OPEN JOINT STOCK COMPANY "VIMPELCOM-REGION"
             10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russia

                                  VOTING BALLOT
               JOINT EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
             OF OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS" AND
                 OF OPEN JOINT STOCK COMPANY "VIMPELCOM-REGION"

Registered Name of Shareholder: _______________________________________________.

Name of Issuer: _______________________________________________________________.

Number of shares owned by Shareholder: ________________________________________.

The Joint Extraordinary General Meeting of Shareholders of Open Joint Stock Company "Vimpel-Communications" ("VimpelCom") and Open Joint Stock Company "VimpelCom-Region" (the "JEGM" or the "Meeting") shall be held on Friday, April 16, 2004, at 10:00 a.m. (Moscow time) at the following address: 10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russia. The JEGM shall be held in the form of a meeting (with voting ballots). Either (a) bring your ballot to the JEGM on April 16, 2004, or (b) return your ballot, by registered mail or in person, to the offices of the CEO and General Director of VimpelCom, located at 10, Ulitsa 8 Marta, Building 14, Moscow 127083, Russia, Monday through Friday, from 9:30 a.m. until 6:00 p.m. (Moscow time), no later than April 13, 2004. If you attend in person or hold a power of attorney or proxy for other Shareholders, please bring identification with you to the JEGM, as well as documentation prepared in accordance with Russian law, which confirms your authority to vote on behalf of other Shareholders.

Please be advised of the following:

- the voting person shall have the right to select only one voting option except when voting is effected pursuant to the instructions of persons who acquired the shares after the record date for the JEGM, or pursuant to the instructions of holders of ADSs of VimpelCom;

- if the voting ballot contains more than one voting option, then the fields for indication of the number of votes cast for each voting option, shall show the number of votes cast for a particular option, and the note shall be made that the voting is effected pursuant to the instructions from the buyers of shares which were transferred after the record date for the JEGM, and/or pursuant to the instructions of holders of ADSs of VimpelCom;

- the person voting on the basis of a power of attorney in respect of the shares which were transferred after the record date for the JEGM, shall fill out the field for the number of votes opposite the selected voting option, with the number of votes cast for this particular option, and shall make a note that voting is effected on the basis of a power of attorney issued in respect of the shares transferred after the record date for the JEGM;

- if not all the shares have been transferred after the record date for the JEGM, the voting person shall fill out the field for the number of votes opposite the selected voting option, with the number of votes cast for this particular option, and shall make a note that part of the shares was transferred after the record date for the JEGM. If in respect of the shares transferred after the record date for the JEGM, the acquirers of such shares provided their voting instructions, which match the selected voting option, then such votes shall be summed up.

Please refer to the Notice of the Joint Extraordinary General Meeting of Shareholders (the "Notice") for a more detailed explanation of the item you have been requested below to vote on.

Item 1. Approval of the amendments to the Charter of VimpelCom.
---------------------------------------------------------------

Text of the Proposed Decision: "To amend the Charter of VimpelCom in accordance with Attachment 1 to the Notice and register such amendments in accordance with Russian law."


          |-------------------|--------------------|------------------|
Vote:     |For                |Against             |Abstained         |
          |-------------------|--------------------|------------------|
          |                   |                    |                  |
          |-------------------|--------------------|------------------|

Signature of the Shareholder:________________________

Date: ___________________________________________

This original ballot must be signed and dated by the Shareholder.